UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

HBT Financial, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Titles of Class of Securities)

404111 106

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out of a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ( the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404111 106		13G

1	Name of Reporting Person Fred L. Drake

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 17,210,400

	6	Shared Voting Power 0 (See Item 4)

	7	Sole Dispositive Power 17,210,400

	8	Shared Dispositive Power 0 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 17,210,400 (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 62.7% (a) (See Item 4)

12	Type of Reporting Person IN

(a)      All percentages calculated in this Schedule 13G are based upon an aggregate of 27,457,306 shares of common stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 20, 2019.

CUSIP No. 404111 106		13G

1	Name of Reporting Person Heartland Bancorp, Inc. Voting Trust U/A/D 5/4/2016

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 17,210,400 (See Item 4)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 17,210,400 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 17,210,400 (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 62.7% (a) (See Item 4)

12	Type of Reporting Person OO

(a)      All percentages calculated in this Schedule 13G are based upon an aggregate of 27,457,306 shares of common stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 20, 2019.

CUSIP No. 404111 106		13G

1	Name of Reporting Person Allen C. Drake

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 0 (See Item 4)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 6,152,178 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,152,178 (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 22.4% (a) (See Item 4)

12	Type of Reporting Person IN

(a)      All percentages calculated in this Schedule 13G are based upon an aggregate of 27,457,306 shares of common stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 20, 2019.

CUSIP No. 404111 106	13G

Item 1(a).	Name of Issuer: HBT Financial, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 401 N. Hershey Road Bloomington, IL 61704

Item 2(a).

Name of Person Filing:
This statement is being jointly filed by each of the entities below pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act, all of whom together are referred to herein as the “Reporting Persons”:

(i) Fred L. Drake

(ii) Heartland Bancorp, Inc. Voting Trust U/A/D 5/4/2016 (the “Voting Trust”)

(iii) Allen C. Drake

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2020, a copy of which is attached as Exhibit 99.1 to this Schedule 13G, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).

Address of Principal Business Office or, if none, Residence:
The principal business address of each of the Reporting Persons is as follows:

c/o HBT Financial, Inc.

401 N. Hershey Road

Bloomington, IL  61704

Item 2(c).	Citizenship: Fred L. Drake: United States The Voting Trust: Delaware Allen C. Drake: United States
Item 2(d).	Titles of Classes of Securities: Common stock, $0.01 par value per share (the “Common Stock”)
Item 2(e).	CUSIP Number: 404111 106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K).

Not Applicable.

CUSIP No. 404111 106	13G

Item 4.	Ownership

(a)

Amount beneficially owned

The Voting Trust directly holds 17,210,400 shares of Common Stock of the Issuer, or 62.7% of the outstanding shares of Common Stock of the Issuer.

Fred L. Drake is the sole trustee of the Voting Trust and exercises sole voting and investment control over the Common Stock held by the Voting Trust. Fred L. Drake may be deemed to be the beneficial owner of the Common Stock held in the Voting Trust by virtue of his position as trustee. Fred L. Drake disclaims beneficial ownership of the securities held in the Voting Trust except to the extent of his pecuniary interest therein. As of December 31, 2019, shares of Common Stock in the Voting Trust included (i) 980,768 shares held for the benefit of trusts for which Fred L. Drake is the beneficiary and the trustee, (ii) 1,484,970 shares held for the benefit of the Inter-Vivos Trust (as defined below) for which Fred L. Drake is the beneficiary but not the trustee and (iii) 154,800 shares held for the benefit of trusts for which Fred L. Drake’s wife is the beneficiary and the trustee.

Allen C. Drake holds trust certificates issued by the Voting Trust, and is the trustee of the George E. Drake Inter-Vivos Family Trust (the “Inter-Vivos Trust”) which holds certificates issued by the Voting Trust. As of December 31, 2019, shares of Common Stock in the Voting Trust included (i) 11,318 shares held for the benefit of Allen C. Drake, (ii) 200,980 shares held for the benefit of Allen C. Drake’s wife and (iii) 5,939,880 shares held for the benefit of the Inter-Vivos Trust for which Allen C. Drake is the trustee.  Allen C. Drake is a beneficiary of 25% of the shares held by the Inter-Vivos Trust.

(b)

Percent of class:

See responses to Item 11 on each cover page. All percentages calculated in this Schedule 13G are based upon an aggregate of 27,457,306 shares of Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 20, 2019.

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote See responses to Item 5 on each cover page.
(ii) Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
(iii) Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page.
(iv) Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

CUSIP No. 404111 106	13G

Item 10.	Certification.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: February 14, 2020

FRED L. DRAKE

/s/ Fred L. Drake

HEARTLAND BANCORP, INC. VOTING TRUST U/A/D 5/4/2016

By:	/s/ Fred L. Drake
Name:	Fred L. Drake
Title:	Trustee

ALLEN C. DRAKE

/s/ Allen C. Drake

CUSIP No. 404111 106	13G

EXHIBIT INDEX

Exhibit No.
99.1	Joint Filing Agreement dated as of February 14, 2020, by and among each of the Reporting Persons